EXHIBIT 99.1

VOX ROYALTY ANNOUNCES MAJOR EXPANSION APPROVAL AT BINDULI NORTH GOLD PROJECT

DENVER, CO – July 23, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce a significant development at the producing, gold royalty-linked Binduli North gold project in Western Australia. Norton Gold Fields Pty Ltd (“Norton”), a wholly-owned subsidiary of Hong Kong and Shanghai-listed, Zijin Mining Group Co., Ltd., has received regulatory approval for a new Mining Proposal (defined below) that includes a planned major expansion to processing throughput and infrastructure.

Spencer Cole, Chief Investment Officer stated: “The approval of an expanded Mining Proposal marks a major milestone for our producing Janet Ivy gold royalty at Binduli North. With a 40% increase in crushing and grinding capacity up to 7Mtpa, and a life-of-mine plan of up to 8Mtpa over approximately nine years with mineralization open along strike and at depth, this update significantly enhances royalty revenue potential on our uncapped production royalty. At this expanded 7Mtpa run-rate Vox management expects this royalty to potentially generate over US$2M in annual revenue1, which equates to an annual 50% cash return1 on its initial purchase price. The addition of (i) a mobile crushing circuit, (ii) expanded stockpiles, and (iii) processing flexibility between heap leach and the Paddington Mill further de-risk this long-life gold operation. We are encouraged by Norton’s continued investment in and operational momentum at one of Vox’s key producing Australian gold royalty assets.”

 Figure 1 – Binduli Gold Heap Leach Operations and 2.4MW Solar Farm (background)

(Source: https://nortongoldfields.com.au/our-assets/)

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Binduli North Expansion Highlights2:

•	Vox holds an uncapped A$0.50/tonne production gold royalty interest over the Janet Ivy mining leases M26/446 and M26/833, which cover the majority of the Mining Proposal mine design tonnage results.
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The updated Mining Proposal (Version 7.2) (“Mining Proposal”) was approved on July 16, 2025, by the Western Australian Department of Mines, Industry Regulation and Safety (“DMIRS”). The Mining Proposal included the following key updates:

o	40% Throughput Increase Approved: Overall crushing and grinding circuit capacity has been expanded from 5Mtpa to 7Mtpa, enabled by the addition of a new mobile crushing and feeding circuit.
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Operation and Life of Mine: Tonnes treated per annum expected to be up to 8Mtpa for an approximate life of operation of nine years. Total design volume for the Binduli North Heap Leach Facility is 58.1Mt.

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Enhanced Processing Flexibility: Low-grade waste material is expected to be crushed and screened at the new mobile facility, with material either stacked on the heap leach facility or transported to the Paddington Mill for processing.

o	Infrastructure Expansion: Approval to develop additional stockpiles, process ponds, and heap leach circuit upgrades to support increased volumes.
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Approvals Timeline: According to MINEDEX, the Mining Proposal was submitted to DMIRS on May 1, 2025, and approved approximately ten weeks later on July 16, 2025, highlighting the speed of approval potential for certain Western Australian brownfields expansions.

Background on Binduli Gold Project3:

The Binduli Gold Operation is centrally located approximately 10km west of the City of Kalgoorlie-Boulder, Western Australia, and is a large-tonnage heap leach and open‑pit mining hub comprising Binduli North (royalty-linked) and Binduli South (not royalty linked, undeveloped). The Binduli North tenements include the Fort William, Fort Scott, Karen Louise open pit gold deposits and the large royalty-linked Janet Ivy gold deposit.

The Janet Ivy gold mineralisation extends over a 1.3km strike extent, and to an average vertical depth of 130 – 150m from surface. Mineralisation remains open along strike and at depth.

Binduli North began ore processing in September 2022, marking the official commencement of production in mid‑2022. In 2024, the mine produced approximately 51,450 ounces of gold in its second full year of production.

For more information on Janet Ivy, please visit the Norton website at https://nortongoldfields.com.au/binduli-gold-operation-centre/.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole
Chief Investment Officer
info@voxroyalty.com (720) 602-4223

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

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The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production at Binduli North, expectations regarding the size, quality and exploitability of the resources at Binduli North, future operations and work programs of Vox’s mining operator partners and anticipated future cash flows and future financial reporting by Vox.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the changes to United States tariff and import/export regulations, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

1.	Illustrative Vox management potential royalty revenue & cash return calculations:

a.	Illustrative revenue: 7,000,000 tonnes x A$0.50/tonne x 0.65 AUD:USD exchange rate as of 21 July 2025 = US$2.275M
b.	Royalty purchase price allocation: US$4.5M
c.	Illustrative cash return: US$2.275M / US$4.5M = 50.55%

2.	Binduli North Mining Proposal V7, DMIRS Mines and Mineral Deposits (MINEDEX) database: https://minedex.dmirs.wa.gov.au/Web/environment-registrations/details/500544

3.	Binduli Mine History & Background, Norton Goldfields website, July 2025: https://nortongoldfields.com.au/binduli-gold-operation-centre/

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